Exhibit 12.1
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2012

	Year ended December 31,
	2008	2009	2010	2011	2012
	----------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,401,995	$1,236,111	$1,414,245	$1,781,406	$1,867,911
Distributed income of equity investees	4,278	363	2,849	13,830	7,126
Interest expense, net of amounts capitalized	345,415	385,889	375,336	342,935	365,842
Interest component of rental expense	17,309	21,523	42,467	59,943	60,987
Amortization of capitalized interest	40	41	40	40	41
AFUDC - Debt funds	39,573	39,719	54,253	36,952	21,185
Earnings as defined	$1,808,610	$1,683,646	$1,889,190	$2,235,106	$2,323,092
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$324,117	$371,341	$377,011	$362,030	$364,508
Interest on affiliated loans	22,295	13,045	12,526	9,340	174
Interest on interim obligations	3,114	538	—	—	1,359
Amortization of debt disc, premium and expense, net	19,906	20,241	21,492	22,497	23,033
Other interest charges	15,790	20,573	18,657	(13,834)	(1,953)
Interest component of rental expense	17,309	21,523	42,467	59,943	60,987
Fixed charges as defined	$402,531	$447,261	$472,153	$439,976	$448,108
RATIO OF EARNINGS TO FIXED CHARGES	4.49	3.76	4.00	5.08	5.18